High Income held its annual meeting of shareholders on December 14, 2010.

Common/Preferred shareholders voted as indicated below:

                                                              Withheld
                                          Affirmative         Authority
Election of James A. Jacobson* - Class II
to serve until 2011                             9,797               130

Re-election of Hans W. Kertess -
Class I to serve until 2013               105,626,759         2,038,460

Re-election of William B. Ogden, IV -
Class I to serve until 2013               105,663,970         2,001,249

Election of Alan Rappaport* - Class I
to serve until 2013                             9,798               129

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica and John C. Maney+, continued to serve as Trustees of High Income.

* Preferred Shares Trustee
+ Interested Trustee